EXHIBIT 99.1

The following is a free English translation of the French original for information purposes only, with no binding or other effect

Report of the Chairman of the Board of Directors to the Shareholders’ Meeting of May 10, 2007 regarding internal control procedures
(fiscal year ending December 31, 2006)

 I. Objectives of internal control

Veolia Environnement, as a company listed on the Paris and New York (NYSE) Stock Exchanges, is subject to the provisions of the French law known as the Financial Security Law, and to the Sarbannes-Oxley (SOX) Law. In particular, with effect from the fiscal year 2006, Article 404 of the SOX Law relating to the assessment of financial reporting by internal control, will apply to the Company.

A – Definition and objectives of internal control

The internal control procedures in force within the Group are intended:

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to ensure that acts of management take place within the framework provided by the applicable laws and regulations, Company bodies, and the values, standards and rules of the business, as well as within the framework of the strategy and objectives defined by the Company’s general management; and

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to ensure that the accounting, financial and management information provided to Company bodies genuinely reflects the business and situation of the Company and the Group.

The principal objective of the internal control system is to prevent and manage risks arising from the business of the Company, and in particular the risk of errors or fraud in the area of accounting and financial matters. Like any system of control, it cannot, however, provide an absolute guarantee that such risks will be completely eliminated.

B – Scope of this report

The internal accounting and financial control measures described in this report apply to the parent company and those companies that are included in the Group’s consolidated financial statements.

C – Organization

This report is organized in accordance with the five components of the model of internal control promoted by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”): the general control environment; risk management; and control, communication and steering activities. This model, which is recognized internationally, is the reference for the Group’s control system.

D – Sources and development of the report

This report is based on the feedback provided by the departments involved, in particular that of the financial, legal, risk management and audit departments of the Group.  The managers of the internal control departments of the Group and of each of the Divisions (water, energy (Dalkia), environmental services, transportation) have also actively contributed to the evaluation of internal control that is presented in this report.

The Group’s risk management and audit, legal and financial departments drafted this report which, after being approved by the general management, was presented to the auditing committee of the Group’s Board of Directors.

II. Control environment

A – Organization

Veolia Environnement is organized into four Divisions: water, energy, environmental services and transportation.

Each division is managed by a Chief Executive Officer who is also a member of Veolia Environnement’s Executive Committee. This Committee contributes to the definition and supervision of the implementation of the Group’s strategic objectives. The business of the Group is based essentially on the management of long-term contracts in the water, energy services, waste management and transportation sectors. In order to facilitate the management of these contracts and to take into account the specific requirements of every customer, subsidiaries are often formed or maintained to manage significant contracts. The result is that each Division includes numerous subsidiaries that are themselves under the management of one or more company officers.

In this context, several steps have been taken by Veolia Environnement to raise the awareness of company officers of their responsibilities, particularly in the area of risk management and the establishment of reporting procedures, for example of a financial and legal nature, and to deploy management rules throughout the Group.

B - Ethics

Ethics, Commitment and Responsibility Program

In 2004, the Group strengthened its compliance procedures by updating the Ethics, Commitment and Responsibility Program, which expresses the fundamental values to be shared by all employees such as respect for legality, loyalty, social responsibility, risk management, information, corporate governance and commitment to sustainable development. The program applies to all companies controlled by Veolia Environnement. Since ethics are the business of every employee, standards and procedures have been introduced to draw them to every employee’s attention. The support of Veolia Environnement’s management departments (legal, financial, risk management and audit) guarantees the consistency of the Company’s approach.

The program lays down specific rules of behavior.  Thus, transactions involving the purchase or sale of group securities by management executives in particular are specifically controlled.

Furthermore, the Program contains a Code of Financial Ethics applicable to the principal managers responsible for validating financial and accounting information. These managers are, in particular, subject to special obligations of integrity, diligence and vigilance as regards financial communications.

Rules of conduct and of vigilance are also applicable to all group lawyers and external advisers.

Similarly, rules have been defined with regard to stakeholders outside the Group. Prepared in 2002, the Purchasing Charter defines the values and individual behavior to be observed in relations with suppliers. In this respect it constitutes a guide applicable to the Group’s purchasers. This Charter applies to all the Group’s purchases and supplies, whatever their size, without a minimum turnover requirement.

Furthermore, a framework procurement contract provides for explicit commitments on the part of suppliers as to compliance with employment legislation (prohibition on the employment of children and forced labor, implementation of safety rules, etc), ethical rules and environmental commitments (particularly as regards energy consumption, refuse and waste management). Veolia Environnement’s Group Purchasing Coordination Department ensures compliance with these commitments and carries out audits.

Ethics Committee

In March 2004, Veolia Environnement’s Executive Committee created an Ethics Committee comprising independent members and governed by internal regulations. Its role is to present any recommendation concerning the fundamental values of Veolia Environnement, to ensure that the Ethics, Commitment and Responsibility Program is widely distributed and understood, and to investigate and report to the entities concerned any breach of the Group’s values. The Ethics Committee can consider any matter relating to the Ethics, Commitment and Responsibility Program. It can also be asked by the Executive Committee of Veolia Environnement, by any Group Company and by any Veolia Environnement employee to consider any difficulties relating to the application of the principles and values contained in the Ethics, Commitment and Responsibility Program, and does so in total independence and confidentiality. It can hear submissions from any Veolia Environnement employee, from the statutory auditors and from any third party, can request the intervention of the Audit Department and can use the services of third party experts.

Reporting Fraud

As part of an ongoing improvement plan, a whistle-blowing program was introduced in 2005 and developed in 2006.  Under this program, financial and operational directors of the Group’s subsidiaries must inform the control and synergies manager and the risk and audit manager of any known fraudulent activities that have direct or indirect accounting consequences.  Two main categories of fraudulent activity must be reported: (i) embezzlement, in particular the misappropriation of tangible or financial assets, available funds or company revenues by an employee or a person closely related to an employee.  This category is characterized as a “transactional” risk in the internal control schema, and (ii) the misrepresentation regarding the company’s consolidated financial statements.  This category is characterized as a “reporting risk” in the internal control schema.

The Account and Audit Committee receives reports of such activities at least twice a year, and more often if necessary.

C – Legal Structure and Delegations of Powers

The composition and functioning of the board of directors of Veolia Environnement’s subsidiaries is closely monitored.  The choice of corporate officers is subject to a selection process and validation by Veolia Environnement’s general management.  In addition, a circular setting forth the rules regarding the delegation of signatures and the separation of functions has been distributed to all of the subsidiaries in order for them to make any necessary adjustments needed to conform their internal procedures to those of the Group.

Delegations of powers are established and managed by the legal departments.

III. Risk management

In order to strengthen the ability of the Group to anticipate, analyze and weigh risks of all kinds and to ensure the adequacy of the Group’s development in terms of such risks, a Group Risk Management Department was formed in 2004.  This department also has responsibility for internal audit, insurance and risk management functions.

The Risk Management Department is responsible for the consistency of the global process of risk management. In this respect, it is directly responsible for identifying events capable of preventing the Group from achieving its objectives, for assessing risks and for overall management, for mapping the Group’s major risks and defining the corresponding plans of action. In addition, it ensures that responses are appropriate: it establishes rules of behavior contributing to an internal environment which is consistent and favorable to risk management, and it takes appropriate action to deal with identified risks.

In the 2006 fiscal year, a large-scale mapping of risks was undertaken at both the Group and Divisions’ levels. As a result, the Group has a detailed analysis of its risk exposure and a synthetic and ranked vision of the main risks.

This risk management tool should enhance the Group’s performance by helping to predict its development and results.

After assembling a standard list of risks and a risk management reference document in accordance with industry standards, a detailed risk evaluation of the Group was conducted during meetings with almost 150 senior executives (“process pilots”) of the Group.  This evaluation process was conducted in each of the Divisions using similar methods aimed at identifying the gross risk, the existing levels of risk management, and the net risk.

All of the risks identified by the “process pilots” have been assembled, analyzed and ranked in order to identify the main risks.  For each of them, “risk pilots” have been designated to design and deploy action plans in cooperation with the risk managers of both the Divisions and Veolia Environnement.

The following were identified as major issues during the course of the risk mapping :

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Development control.  The dynamics of the market in which Veolia Environnement operates requires it to be selective in its choice of projects.  Moreover, the integration of new contracts in the procedures and practices of the Group requires great care.

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Constant reinforcement of Veolia Environnement’s distinctive assets.  The Group currently holds a unique position in its market, based on its technical expertise derived from its teams’ experience and the strength of its R&D, the work ethics of its operational employees, and its legal, financial and social relation expertise.  Maintaining these significant assets is a major priority.  In order to serve this priority, the Board of Directors has created a Research, Innovation and Sustainable Development Strategic Committee.  Likewise, knowledge management actions have been undertaken to make sure that all of Veolia Environnement’s customers have access to its expertise.

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Each of the components of internal control, in particular the financial and operational components, are crucial.  Veolia Environnement’s continued objective is to maintain the balance between decentralization, essential for its service business, the best operational and financial control, the distribution of expertise, and fair practices.  Therefore, a revision of the financial reporting system has been undertaken; software common to all entities in the financial and human resources (payroll) fields is being implemented, and training programs have been intensified.

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Environment and health is obviously at the core of Veolia’s concerns.  The Group endeavors to give all professional guarantees regarding the quality of the products it distributes and the services it provides, as well as to comply with environmental standards (in particular regarding air emissions and Legionnaire’s disease) and safety.  In order to strengthen environmental risk management, the Group has set up, in cooperation with its four Divisions, an Environmental Management System (“EMS”) inspired by the requirements of ISO 14001, aimed at permanently improving its environmental performances.  In this context, quantified objectives regarding, in particular, the follow-up of compliance with priority facilities have been set.  A half-year reporting allows for the supervision of the progress of such commitments.  The EMS relies on four steps: analysis of environmental impacts, determination of objectives and action plans, deployment of actions, and completion of environmental audits.  In order to optimize the management of sanitary risks, the Group also conducts voluntary actions of prevention and control with a global sanitary approach, in particular in multi-services offers, conducts internal or external audits of identification and prevention of industrial risks, and negotiates specific insurance coverage.

In 2006, the Group also strengthened its risk management organization.  Risk committees have been created in each Division.  Like the Group’s Risk Committee, they follow up on the action plans that are undertaken.

Operational risk management is thus controlled but it remains the responsibility of the subsidiaries.

IV. Control activities

A - Organization and procedures relating to the preparation and treatment of financial and accounting information

The deployment of an extended program of adaptation to the new IFRS on the one hand and the creation of Internal Control Departments within the Finance Departments at Group and Division levels, on the other, contribute directly to the reinforcement of internal control over the preparation and treatment of financial information. The Internal Control Departments complement the missions entrusted to the Audit Department.

Organization

An Internal Control Department was formed in 2004 within the Control and Synergies Department of the Group. It ensures the coordination of all the management departments involved so as to identify, standardize and improve the reliability of key procedures intended to produce items of financial information.

The Internal Control Department carries out its work with a particular focus on the three following areas:

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It identifies and formalizes the key processes for the preparation of financial information in procedures which are widely distributed and adapted to the various operational contexts,

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It harmonizes the management systems associated with their implementation,

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It ensures the adequacy of the skills available within the organization.

In order to apply this approach effectively, the Group’s Internal Control Department runs a network: an Internal Control Department has been created within each Division and internal control correspondents have been identified in the operational units of the four Divisions.

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In 2006 the drafting and implementation of Group policies was actively carried out.  In particular a detailed procedure relating to the closing and consolidation of financial statements was implemented.  This work of standardizing internal financial control requires the identification of potential risks and describing the applicable control measures.  A reference document regarding financial procedures has been developed.  This reference document is being applied in the Group’s operational units and subsidiaries.

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The establishment of a permanent training scheme for the Group’s financiers intended to maintain a high level of competence in a rapidly changing regulatory environment.

Two other departments within the Control and Synergies Department have a direct role in the preparation and treatment of financial and accounting information:

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The Financial Control Department is responsible for the preparation of the Group’s consolidated financial statements and financial documentation as well as the definition and implementation of accounting principles, management methods and systems within the Group. It organizes the budgetary procedure and the monitoring of annual forecasts and takes part in long-term planning work.

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The “Subsidiaries Management” Department is responsible for monitoring the performance of the operational units. It consolidates the monthly management reports and organizes the long-term planning process. It contributes very directly to the coordination between Veolia Environnement, the Divisions and the operational units in terms of all financial functions. It directly assists the Divisions in the management of matters of interest to the Group.

The Audit Department acts throughout the Group in accordance with a charter and an annual program. The Audit Department has 12 members.

The Audit Director reports to the Chairman and Chief Executive Officer of the Group. He takes part in meetings of the Accounts and Audit Committee and presents a summary of the work carried out together with a periodic business report and an audit program. In 2006, the audit department was certified by the regulating body for internal auditors, the Institut Français de l’Audit et du Contrôle Interne (IFACI).  As a result, previously existing audit procedures have become more rigorous and formalized.  Obtaining the certification establishes that the Group’s audit department carries out its missions in accordance with both French and international professional standards.  Several internal auditors have also obtained the Certified Internal Auditor (CIA) certificate after passing a rigorous examination.

The role of the Audit Department is to monitor the efficiency of the internal control procedures and to identify improvements to be made. This is done essentially in two ways:

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By the application and use of an annual audit program.  39 missions were carried out in 2006.

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By a detailed and formal assessment of internal control. A program of questionnaires accompanied by tests has been sent out to more than 400 subsidiaries. The results have been analyzed by the Audit and Internal Control Departments, where necessary in collaboration with the officers responsible for the functions concerned. This program contributes to the preparation of the internal control certificate which will be issued in accordance with Article 404 of the Sarbannes-Oxley Law.

This exercise has involved the mobilization of very substantial resources, particularly within the Audit Department, the Group’s and Divisions’ Internal Control Departments and more widely among all the subsidiaries concerned. More than 1,000 people have contributed.  Numerous plans of action have been undertaken, concerning notably informational system security, the formalization of procedures, and the separation of tasks.  This process was the subject of regular and thorough exchanges with the statutory auditors and the account and auditing department of the Board of Directors.  The review process in connection with article 404 of the Sarbanes-Oxley act is currently being conducted.

Procedures

Prior to the annual settlement of financial statements, a set of instructions is issued by the Financial Control Department to the principal accounting officers of the Group. It lists all the accounting and financial information necessary for the preparation of the published financial documentation. It recalls any new accounting regulations and provisions and specifies how they are to be applied.

In the absence of a reason to do otherwise, accounting information is gathered from a unified information system.

Upon receipt of the accounts, coordinating meetings are organized between the Group’s Finance Department and those of the Divisions. The purpose of these meetings is to verify that these accounts have been prepared in accordance with the rules and to assess how the principal aggregate figures and indicators have evolved compared to the previous fiscal year, as well as to carry out an analysis of the justification of the major components of the balance sheet. Furthermore, the Group’s Finance Department carries out a review of the financial statements of each Division and analyses variations in comparison with the previous fiscal year and by reference to budget forecasts.

With a view to transition to IFRS, Veolia Environnement’s Consolidation Manual has been updated and validated by the statutory auditors. Two training programs corresponding to these developments have been offered to more than 1000 employees each.  The principles and standards applicable to the Group’s financial statements are available on the Finance Department’s intranet site.

Similarly, the principal accounting procedures and particularly those relating to account closing have been reviewed and updated.

The statutory auditors also conduct reviews of the procedures. They have access to the analyses carried out by the Group’s Finance Department by virtue of their participation in coordination meetings at Division and Group level.

B - Other control activities

The Group’s Tax Department contributes to the definition of consistent tax management procedures within the Group. A note has been prepared on the organization of the Group’s tax functions, which updates the missions, methods, responsibilities and operating principles of the network of tax officers. A number of key tax procedures dealing with risks, controls, use of advisers and subcontractors are in the process of being prepared or applied. Furthermore, the inclusion of the tax function in the accounting processes has been strengthened. The tax officers of each Division, liaising with the Group’s Tax Department, are responsible for their application through a network of tax correspondents based in the Group’s operational units.

The task of the Group’s Information Systems Department is to define the Group’s policy as regards information systems and to organize the network of IT technicians.

The Group’s Legal Department also contributes directly to the control activities. In particular, it has developed a procedure for reporting litigation and disputes and participates in the management of the Group’s off-balance sheet obligations. Emphasis is also placed on the delegation of powers and their monitoring as well as the selection of the Group’s company officers.

Control structures have also been developed within the Group’s Divisions and subsidiaries.

Each Division has a Finance Department particularly in charge of the application of rules of consolidation and budgetary procedure at its level. More widely, a number of Group procedures had been applied within the Divisions according to defined delegation thresholds. This is the case, for example, of the procedure for the selection of investments.

In each subsidiary, specific procedures can be established depending, in particular, on the activity, the geographical location or the composition of the Company’s shareholders.

V.  Information and communication

The procedures developed by the Group are published on the Company’s intranet.

The Chief Executive Officers and Finance Directors of the Divisions provide the Group’s general management with so-called “affirmation” letters certifying in particular the accuracy of the financial and accounting information provided to the parent company and its compliance with the laws and regulations in force.

As is stated in the first part of this report, the Accounts and Audit Committee of the Board of Directors, together with the statutory auditors, examines the relevance and permanence of the accounting methods adopted for the establishment of the parent company and consolidated financial statements. It is regularly informed of the organization of internal control in relation to financial and accounting information, of the principal procedures and measures put in place in this context at Group level and of the contents and execution of the internal audit plan. This Committee met seven times in 2006.

VI. Running the business

A - General management

The running of the business and the coordination of internal control at Group level are the responsibility of general management and of the appropriate management departments. The Risk Management Committee and the Communications Committee created by general management also contribute to this.

B - The Risk Management Committee

Chaired by the Group’s Senior Executive Vice President, and organized by the Director of Risk Management, two or three representatives per Division together with the competent officers from Veolia Environnement meet at regular intervals. The task of this Committee is in particular to contribute to the mapping of the Group’s major risks to promote the exchange of best practice and to ensure that the Group’s risk strategy is implemented.  The Risk Management Committee met four times in 2006.

C - The Communication Committee

Meetings of the Communication Committee are chaired by the Chairman and Chief Executive Officer or, in his absence, by the Senior Executive Vice President. The Chief Executive Officers of each of the Divisions and the principal managers of the Company’s central departments are also permanent members of this Committee.

The principal task of the Communication Committee is to define the process of preparation and drafting of the reference documents and American annual report (Form 20-F) to examine the information provided and to approve the final version of these documents intended to be filed with the French and American stock exchange authorities.

The Chairman of the Board of Directors